July 1, 2019

Walter Schalka
Chief Executive Officer
Suzano S.A.
800 Corporative Drive, Suite 320
Fort Lauderdale, FL 33334

       Re: Suzano S.A.
           Registration Statement on Form F-4
           Filed June 24, 2019
           File No. 333-232311

Dear Mr. Schalka:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Andrea R. Lavourinha